[Letterhead of Wachtell, Lipton, Rosen & Katz]

August 17, 2012

Via EDGAR and Courier

Pamela A. Long

Assistant Director

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Berry Plastics Group, Inc.

Pre-effective Amendment 3 to Registration Statement on Form S-1

Filed July 18, 2012

File No. 333-180294

Dear Ms. Long:

On behalf of our client, Berry Plastics Group, Inc. (“Berry” or the “Company”), set forth below are the responses of the Company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated July 24, 2012, regarding the Company’s Amendment No. 3 to the Registration Statement on Form S-1 (the “Amendment No. 3”). In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 4 to the Registration Statement (“Amendment No. 4”), and we have forwarded to the attention of Mr. Edward Kelly six courtesy copies of such Amendment No. 4 marked to show changes from Amendment No. 3 as filed on July 18, 2012. Capitalized terms used but not defined herein have the meanings specified in Amendment No. 4.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company.

General

1.	In your prospectus, please provide investors a recent developments section that includes highlights of the preliminary results for your most recently completed fiscal quarter ended June 30, 2012. This disclosure should include a discussion of any material transactions, trends, or events that occurred during the fiscal quarter.

Response: The Company acknowledges the Staff’s comment and respectfully informs the Staff that, as previously discussed with the Staff, because the Company has updated its disclosure to include its actual results for its most recently completed fiscal quarter ended June 30, 2012, the Company believes this comment is no longer applicable.

*        *        *         *        *        *

Ms. Pamela A. Long

U.S. Securities and Exchange Commission

August 17, 2012

If you have any questions concerning the Registration Statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 403-1269 or my colleague, Sebastian L. Fain, at (212) 403-1135.

Sincerely yours,

/s/ Andrew J. Nussbaum
Andrew J. Nussbaum

cc:	Jonathan D. Rich (Chief Executive Officer, Berry Plastics Group, Inc.)

James Kratochvil (Chief Financial Officer, Berry Plastics Group, Inc.)

Jeffrey Thompson (Chief Legal Officer, Berry Plastics Group, Inc.)

Edward M. Kelly (U.S. Securities and Exchange Commission)

Craig E. Slivka (U.S. Securities and Exchange Commission)

Tracey Houser Smith (U.S. Securities and Exchange Commission)

Alfred P. Pavot, Jr. (U.S. Securities and Exchange Commission)

John A. Tripodoro (Cahill Gordon & Reindel LLP)

William J. Miller (Cahill Gordon & Reindel LLP)